Exhibit 99.50

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

January 12, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LARGO RESOURCES LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1.	ISIN:	CA5171034047
	CUSIP:	517103404
2.	Date Fixed for the Meeting:	March 1, 2021
3.	Record Date for Notice:	January 25, 2021
4.	Record Date for Voting:	January 25, 2021
5.	Beneficial Ownership Determination Date:	January 25, 2021
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7.	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8.	Business to be conducted at the meeting:	Special
9.	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10.	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11.	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

“ Lori Winchester ”
Senior Relationship Manager
Lori.Winchester@tmx.com